EXHIBIT 99.3

CONSOLIDATED MERCANTILE INCORPORATED

ANNUAL INFORMATION FORM

March 26, 2010

CONSOLIDATED MERCANTILE INCORPORATED
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

1.           INCORPORATION                                                                                                                                                3
2.           DEVELOPMENT OF THE COMPANY’S BUSINESS  AND
                  INTERCORPORATE RELATIONSHIPS                                                                                                        3
3.           BUSINESS OF THE COMPANY                                                                                                                         3 - 4
4.           DIVIDENDS                                                                                                                                                            4
5.           DESCRIPTION OF CAPITAL STRUCTURE                                                                                                     5
6.           MARKETS FOR SECURITIES                                                                                                                            5
7.           RISKS AND UNCERTAINTIES                                                                                                                          7
8.           DIRECTORS AND OFFICERS                                                                                                                             7 - 8
9.           LEGAL PROCEEDINGS                                                                                                                                         8
10.         INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS                                8
11.           MATERIAL CONTRACTS                                                                                                                                8 - 9
12.           TRANSFER AGENT AND REGISTRAR                                                                                                          9
13.           INTERESTS OF EXPERTS                                                                                                                                  9
14.           ADDITIONAL INFORMATION                                                                                                                       9

SCHEDULE A  - AUDIT COMMITTEE CHARTER AND OTHER INFORMATION

Caution Regarding Forward Looking Information

This Annual Information Form contains forward-looking statements.  Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects strategies and regulatory developments.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectation and anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: incorrect assessments of value when making acquisitions; increases in debt service charges; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in tax laws; and the Company’s ability to access external sources of debt and equity capital.  Further information regarding these factors may be found under the heading “Risks and Uncertainties” in this annual information form as well as in our management’s discussion and analysis for the year ended December 31, 2009.

The foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

All amounts are in Canadian Dollars unless otherwise noted

Item 1.  INCORPORATION OF THE COMPANYConsolidated Mercantile Incorporated (the "Company") was incorporated on August 12, 1940 under the Companies Act of the Province of Ontario under the name of Erie Flooring and Wood Products Limited.  It became a public company on December 2, 1948; changed its name to Erie Diversified Industries Ltd. on December 5, 1968; changed its name to Lambda Mercantile Corporation Ltd. on August 10, 1973; changed its name to Consolidated Mercantile Corporation on September 30, 1987; and, on October 22, 1998 changed its name to Consolidated Mercantile Incorporated.  The head office of the Company is located at 106 Avenue Road, Toronto, Ontario M5R 2H3.

Item 2.                       DEVELOPMENT OF THE COMPANY’S BUSINESS AND INTERCORPORATE RELATIONSHIPS

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

Subsidiary Name	Ownership Interest	Place of Incorporation
2041804 Ontario Inc.	100.00%	Ontario

Item 3.  BUSINESS OF THE COMPANYGeneral
 Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During 2007, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. While the Company’s management have analyzed a number of potential acquisition targets during this period, to-date none have been consummated. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. As part of this process, the Company’s Board of Directors determined that an amalgamation with Genterra Inc. (“Genterra”) would be in the best interests of the Company (“Proposed Amalgamation”). The special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010.  Completion of the action approved by the special resolution remains subject to the satisfaction or waiver by both companies of various closing conditions outlined in the Amalgamation Agreement.  The Boards of Directors of both companies have been in the process of considering these and other matters relating to completion of the transaction as well as reviewing other potentials and alternatives.

In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

Furniture ProductsUntil December 2007 the Company’s furniture division  (the  "Furniture Division") consisted primarily of a 50.33% interest in Distinctive, a private Ontario corporation.

Distinctive focused on the manufacture and import of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a number of customers in the United States.  Products were sold under its own brand names – Distinctive and Kroehler.

In 2007, as a result of the strengthening in value of the Canadian dollar and increased price competition from foreign manufacturers, Distinctive’s sales and profitability were negatively impacted. In August 2007 Distinctive filed a Proposal to restructure its unsecured liabilities.  The Proposal was accepted by Distinctive’s unsecured creditors and approved by the Ontario Superior Court of Justice.  In August 2007 the Company announced its intention to initiate a process to sell its investment interest in Distinctive and effective December 28, 2007, sold its shares and the debt owed to it by Distinctive to Distinctive’s other major shareholder.  Accordingly, the 2007 operating results of Distinctive have been reported by the Company as Discontinued Operations. [See Item 11 – Material Contracts]

Protective Packaging Products
Until December 2007, the Company had a 22.15% interest (44.5% until March 2004) in Polyair, a manufacturer and distributor of protective packaging products.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC (“Glencoe”), a Chicago-based private equity firm.  Under the terms of a shareholder agreement entered into with Glencoe, the Company continued to have the right to elect a majority of the Board of Directors of Polyair and Glencoe agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections.  Notwithstanding that the Company retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights were limited, and accordingly, the Company did not control Polyair. .  As the Company and Polyair no longer had a parent-subsidiary relationship, commencing March 2004, financial results for Polyair were accounted for by the Company on an equity basis.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

Other Investments
The Company’s wholly owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.

The Company holds a 1.51% equity interest in Genterra, an Ontario public company with significant interests in real estate properties located in Ontario, Canada, and investments in marketable securities.

Item 4.  DIVIDENDS

The Company currently does not anticipate paying dividends on its Common shares in the immediate future and intends to retain its earnings to finance the growth and development of its business. Any future determination by the Company to pay cash dividends will be at the discretion of the board of directors of the Company and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant.

Item 5.  DESCRIPTION OF CAPITAL STRUCTURE

The following table sets forth the Outstanding Share Data for the Company as at December 31, 2009:

                                                                                                           Authorized                                Issued

Preference shares, issuable in series                                              Unlimited

Class A Preference shares                                                                Unlimited                                 315,544$0.04 non-cumulative, non-voting,
non-participating, $0.44 redeemable

Common shares                                                                                  Unlimited                                 5,076,407

On February 19, 2010 the Company exercised its right to redeem all of the issued and outstanding Class A reference shares at the redemption price of $0.44 per Class A preference share.

Item 6.                       MARKET FOR SECURITIES

The Common shares of the Company are listed on the Toronto Stock Exchange (TSX) under the symbol “CMC”.

The following table sets forth the trading price and volume during fiscal year 2009:

Month	TSX High (Cdn $)	TSX Low (Cdn $)	TSX Volume
January 2009	1.50	1.40	72,000
February 2009	1.50	1.35	136,839
March 2009	2.25	1.42	252,971
April 2009	2.75	2.05	98,285
May 2009	2.75	2.50	48,833
June 2009	2.60	2.25	28,950
July 2009	2.65	2.00	11,715
August 2009	2.25	2.10	600
September 2009	2.60	2.25	16,200
October 2009	2.35	1.80	7,508
November 2009	2.50	2.10	19,143
December 2009	2.80	2.50	25,460

Item 7.                       RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Failing To Consummate The Proposed Amalgamation Will Result In Costs To The Company With No Associated Benefits And The Expiration Of Some Of The Company’s Non-Capital Loss Carry Forwards.

In the event that Genterra and the Company are unable to consummate the Proposed Amalgamation, the Company may lose some of its non-capital loss carry forwards as these losses may expire before the generation by the Company, on its own, of sufficient taxable income necessary for the use thereof. In addition, the Company has expended large amounts of managerial time and effort and incurred substantial regulatory, professional and other costs in working towards the Proposed Amalgamation. In the event that we are unable to consummate the Proposed Amalgamation, these costs will have no benefit to the Company.

Uncertain Return On Short-Term Investments Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The Company’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets. Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits  And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations.

Third Party Valuation Risk Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations

The valuations of private investment Limited Partnerships rely on third party financial inputs of the underlying securities.  If the financial inputs of the underlying securities were directly verifiable, there is a risk that the reported fair values may differ.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (The "Company Act"), We Would Find This Process Both Costly and Challenging.

Should the Proposed Amalgamation be successfully completed, we do not believe that we would be an investment company under the Company Act, by virtue of Rule 3A-1. Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities. In order to continue to meet the requirements of Rule 3A-1, we would be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets presently held in Government of Canada Treasury Bills as a hedge against the recent problems in international banking conditions, to cash and cash items.  This analysis and reallocation would obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part would be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the Securities and Exchange Commission (the “SEC”) and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with SEC laws, rules and regulations could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

Item 8.  DIRECTORS AND OFFICERS

Each of the Directors of the Company has been elected to hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s by-laws.

As at December 31, 2009 the Board was comprised of five directors.

The Directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Date Service Commenced	Number of shares beneficially owned, directly or over which control or direction is exercised (1)	Unexercised Options at Fiscal Year End
Fred A. Litwin (5) Toronto, Ontario, Canada	President, Forum Financial Corporation	Director - October 31, 1968	2,779,219 (2)	Nil
Stan Abramowitz Toronto, Ontario, Canada	Chief Financial Officer, Forum Financial Corporation	Director - December 14, 1989	Nil	Nil
Sol D. Nayman (3) (4) (5) Toronto, Ontario, Canada	President, S.D. Nayman Management Inc.	Director - June 24, 2004	Nil	Nil
Ian Dalrymple (3) (4) Toronto, Ontario, Canada	President, Dalrymple Wealth Counsel Group Inc.	Director - April 27, 2006	Nil	Nil
Mark E. Dawber (3) (4) Toronto, Ontario, Canada	Chartered Accountant and Consultant	Director - October 23, 2006	Nil	Nil
NOTES:	(1)	The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.
(2)
Fred A. Litwin, President and a Director of the Corporation, directly controls 92,416 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary First Corporate Equity Inc., 73,885 Common shares through Forum Financial Corporation and 24 Common shares through Genterra

(3)	Member of Audit Committee.
(4)	Member of the Corporate Governance Committee.
(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

The Officers of the Company are as follows:

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End
Fred A. Litwin * Toronto, Ontario	President	President, Forum Financial Corporation	2,779,219	Nil
Stan Abramowitz Toronto, Ontario	Secretary	Chief Financial Officer, Forum Financial Corporation	Nil	Nil

*           Refer to Notes (1), (2) and (5) on the previous page

Item 9.  LEGAL PROCEEDINGS

Management of the Company is not aware of any legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against the Company.

Item 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2009. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Accounts payable and accrued liabilities include $229,171 due to a Genterra in respect of amalgamation costs incurred on behalf of the Company. Stan Abramowitz is an officer and director of both the Company and Genterra.

Item 11.  MATERIAL CONTRACTS

Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  The Company received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive instalments of $100,000 with the instalment due on January 15 of each year.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

Item 12.  TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1
Canada

Item 13.  INTERESTS OF EXPERTS

Effective November 17, 2008, Kraft Berger LLP, Chartered Accountants, the former auditor, resigned as auditor of the Corporation and BDO Canada LLP, the current auditor of the Corporation, was approved for appointment as the new auditor of the Corporation by the board of directors.

BDO Canada LLP, the external auditors, reported on the fiscal 2009 and 2008 audited consolidated financial statements.  BDO Canada LLP had no registered or beneficial interest, direct or indirect, in any securities or property of the Company, or any of the Company’s associates or affiliates when it prepared the report on the Company’s 2009 or 2008 consolidated financial statements, or after such time, nor does it expect to receive any such securities or other property.

Fees paid to Kraft Berger LLP and BDO Canada LLP for their services rendered are as follows:

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2009	$74,530	Nil	$2,900	$104,467
2008	$92,500*	Nil	Nil	Nil

* Payment regarding Financial Year Ended December 31, 2007, billed and paid during 2008

Item 14.  ADDITIONAL INFORMATION

Additional information relating to the Company can be accessed on SEDAR (www.sedar.com).

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders which involve the election of directors.  A copy of the Management Information Circular may be found on www.sedar.com or may be obtained upon request from the Secretary of the Company.  Additional financial information is provided in the Company’s financial information and MD&A for its most recently completed financial year.

SCHEDULE A

The Audit Committee’s Charter – As Attached.

Composition of the Audit Committee as follows:

Name of Audit Committee Member	Principal Occupation	Independent	Financially Literate
Sol D. Nayman	President, S.D. Nayman Management Inc.	Yes	Yes
Ian Dalrymple	President, Dalrymple Wealth Counsel Group Inc.	Yes	Yes
Mark E. Dawber	Chartered Accountant and Consultant	Yes	Yes

Relevant Education and Experience

Sol D. Nayman is President of S.D. Nayman Management Inc.  Mr. Nayman is a director of Polyair Inter Pack Inc. and is a member of their Audit Committee.  Mr. Nayman was for many years Executive Vice-President of Club Monaco Inc. Mr. Nayman is a director of Genterra Inc., a Canadian public corporation.

Ian Dalrymple is the President of Dalrymple Wealth Counsel Group Inc., a management firm specializing in investment, estate and tax management.  Until December 2008 Mr. Dalrymple was Chairman and Chief Investment Officer of Northwood Stephens Private Counsel Inc.  Prior to that, Mr. Dalrymple was the Managing Director of Nigel Stephens Counsel Inc., a position he held since October 1989.  Mr. Dalrymple has over 30 years of experience in the financial services and investment industries.  Mr. Dalrymple holds a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries.  Mr. Dalrymple is a Director of the West Park Foundation, a charitable foundation serving the West Park Health Care Centre.

Mark E. Dawber is a Chartered Accountant and Consultant.  Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP.  Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.  Mr. Dawber is director and chairman of the audit committee of Genterra Inc., a Canadian public corporation and North American Fur Auctions Marketing Inc., a private company.

CONSOLIDATED MERCANTILE INCORPORATED

AUDIT COMMITTEE CHARTER

PURPOSE

The primary functions of Consolidated Mercantile Incorporated’s (the “Company”) Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the:

1.	Company's systems of internal controls regarding finance, accounting, legal compliance and adherence to the Company’s Code of Conduct;

2.	Company's auditing, accounting and financial reporting processes generally; and

3.	Company's financial statements and other financial information provided by the Company to its shareholders and others.

Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels.

COMPOSITION AND APPOINTMENT

The Audit Committee shall be composed of at least three members of the Board of Directors. Members of the Audit Committee must be “financially literate” as defined by applicable legislation and regulation and be able to read and understand financial statements that present the breadth and level of complexity of accounting issues that are found in the Company’s statements.

For the year ended December 31, 2009 and thereafter, each member of the Audit Committee:

1.	Shall be an "independent director" as defined by applicable securities legislation that governs the Company; and

2.	Shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

At least one member shall be designated a “financial expert” as defined by applicable legislation and regulation.

The Board of Directors shall appoint the members of the Audit Committee at such times as the Board of Directors may deem necessary or appropriate.

MEETINGS/ATTENDANCE

The Committee will meet at least quarterly.  A quorum shall consist of at least two thirds (2/3) of members.  The Audit Committee shall determine attendance at all meetings.  Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

The Chairperson shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting.  Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings.

AUTHORITY RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

1.	Be directly responsible for:

(i)	The nomination of the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(ii)	The compensation of the external auditor.

2.
Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

4.	Review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.
Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and must periodically assess the adequacy of those procedures.

6.	Establish procedures for:

(i)	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.	Engage independent counsel and other advisors, set and pay their compensation and communicate directly with the auditors.

While the Audit Committee has the specific authority, set forth below, it is not the duty of the Audit Committee to plan or conduct audits or determine that the Company’s financial statements are complete and accurate or in accordance with generally accepted accounting principles.  Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.

The Audit Committee is empowered to:

A.           Annual Financial Information

1.
Prior to public release, review the annual consolidated financial statements, management’s discussion and analysis report and related regulatory filings and recommend their approval to the Board of Directors, after discussing with management and the external auditors, matters pertaining to:

(i)	The selection, application, and quality of accounting policies;

(ii)	Significant accounting judgements, accruals and estimates; and

(iii)	Significant disclosure or presentation issues addressed by management and the external auditor during the course of the audit and preparation of the financial statements.

2.           Review the planning and results of the external audit, including:

(i)	The scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits and extent of internal control testing;

(ii)	The auditor's report; and

(iii)
Review any management letter or other recommendations for the improvement of the Company's accounting practices or internal controls provided to the Company by the Company's external auditors and management's response to such letter.

B.           Interim Financial Statements

Prior to public release review interim financial statements, including management's discussion and analysis report and associated press release that are published or issued to regulatory authorities and recommend approval by the Board of Directors, after completion of the following:

1.	Obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements; and

2.	Discuss with the external auditors the results of their quarterly review engagement (if applicable) and ensure that any disagreements between management and the external auditors are resolved.

C.           External Auditor

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders and shall strengthen and preserve external auditor independence by:

1.	Periodically discussing with the external auditors, without Management being present

(i)	their judgements about the quality, appropriateness, and acceptability of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting;

(ii)	the co-operation received by the external auditor from management; and

(iii)	the completeness and accuracy of the Company's financial statements.

2.
Receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company and reviewing the non-audit engagements undertaken by the audit firm for the Company and assessing their impact on the external auditor's objectivity and independence.

The Audit Committee shall also be responsible for:

1.	Ensuring its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1;

2.	Actively engaging in a dialogue with the auditor with respect to any disclosure relationships or services that may impact the objectivity and independence of the auditor; and

3.	Taking, or recommending that the full board take appropriate action to oversee the independence of the external auditor.

D.           Compliance, Reporting and Other Responsibilities

1.
Regularly report to the Board of Directors about Audit Committee activities, issues, and related recommendations.  Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2.	Review the findings of any examinations by regulatory agencies.

3.
Review whether management has put in place effective control systems and procedures to ensure that corporate assets are safeguarded and that expenditures and the commitment of Company resources are properly authorized.

4.	Institute and oversee special investigations with respect to matters which fall within the responsibility or mandate of the Audit Committee, as may be needed or as authorized by the Board.

5.	Perform any other activities consistent with this Charter, the Company’s bylaws and governing law, as the Audit Committee or Board of Directors deems necessary or appropriate.